[redacted]

UN
SECURITIES ANI
Washi

15026735

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
201
SECTION

AB 4/28

OMB APPROVAL
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SEC FILE NUMBER
8 - 68474

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Capital Securities LLC
Reliquid Capital Network, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5125 S. Kenton Way
(No. and Street)

Englewood	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins — 303-797-0550
(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name)*

5251 S. Quebec Street, Suite 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 4/28

OATH OR AFFIRMATION

I, Marcus Mollmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliquid Capital Network, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public

STEFANIE BORST
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID: 20034007030
MY COMMISSION EXPIRES MARCH 21, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

RELIQUID CAPITAL NETWORK, LLC

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	13
Management's Statement on Compliance with Rule 15c3-3	14

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reliquid Capital Network, LLC

We have audited the accompanying financial statements of Reliquid Capital Network, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

RELIQUID CAPITAL NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note 1)	$	35,386
Intangible assets: BD License and other assets (Note 1)		31,976
	$	**67,362**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	1,355
COMMITMENTS AND CONTINGENCIES (Note 3)		
MEMBER'S EQUITY (Note 2)		66,007
	$	**67,362**

The accompanying notes are an integral part of this statement.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015

RELIQUID CAPITAL NETWORK, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Other income	$ 481
EXPENSES:	
Payroll	11,828
General and administrative	5,766
Professional fees	15,587
Regulatory dues and fees	12,340
Insurance	6,054
Total expenses	51,575
NET LOSS	**$ (51,094)**

The accompanying notes are an integral part of this statement.

RELIQUID CAPITAL NETWORK, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

BALANCES, December 31, 2013	$	14,363
Adjustments to retained earnings due to push down accounting (Note 1)		29,138
Contributions		73,600
Net loss		(51,094)
BALANCES, December 31, 2014	**$**	**66,007**

The accompanying notes are an integral part of this statement.

RELIQUID CAPITAL NETWORK, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(51,094)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable and other liabilities		1,207
Net cash used in operating activities		(49,887)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions by member		73,600
NET INCREASE IN CASH AND CASH EQUIVALENTS		23,713
CASH AND CASH EQUIVALENTS, at beginning of year		11,673
CASH AND CASH EQUIVALENTS, at end of year	**$**	**35,386**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Reliquid Capital Network, LLC ("the "Company"), is a Colorado limited liability company, organized on December 9, 2009 to facilitate debt, mezzanine debt, and preferred equity financing. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). On July 21, 2014, CV Capital US, ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The Company is in the process of an application for continuance in membership by FINRA under the name CV Capital Securities, LLC.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Intangible Asset – BD License

The excess of the purchase price over the identifiable net asset acquired for business purchased by the Company from Third Parties has been recorded as BD License. This intangible asset is evaluated for the impairment on an annual basis. Management concluded that the license was not impaired at December 31, 2014.

Change in Accounting Principle

The Company has applied Accounting Standards update No. 2014-17 to ASC 805 in pushing down the basis of assets and liabilities of the Parent Company's books to the Company. This option is irrevocable once elected.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $34,031 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company has no obligations or contingencies.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, and accounts payable and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The Company has applied for a name change to CV Capital Securities, LLC. In addition the Company has a continuing membership meeting with FINRA on February 11, 2015. Additionally, the Company plans to move the main office to Palo Alto California.

Effective January 1, 2015, the Company entered into a cost sharing agreement with the Parent, CV Capital. US in which the Company agrees to pay the Parent $3,500 per month for use of certain personnel, office space, telephones computer server and office equipment owned or leased by the Parent. This agreement will be adjusted annually and can be terminated by either party with one month's notice.

SUPPLEMENTARY INFORMATION

RELIQUID CAPITAL NETWORK, LLC

COMPUTATION OF NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

CREDIT:	
Member's equity	$ 66,007
DEBIT:	
Non-allowable assets:	
Intangible assets, net	31,976
NET CAPITAL	34,031
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,355 or $5,000, whichever is greater	5,000
Excess net capital	**$ 29,031**
AGGREGATE INDEBTEDNESS:	
Accrued expenses and other liabilities	**$ 1,355**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.04 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2014.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reliquid Capital Network, LLC

We have reviewed management's statements, included in the accompanying management's statement on compliance with Rule 15c3-3, in which (1) Reliquid Capital Network, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015

Reliquid Capital Network, LLC

EXEMPTION REPORT

Reliquid Capital Network, LLC's, Assertions

We confirm, to the best of our knowledge and belief, that;

1. **Reliquid Capital Network, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.**

2. **Reliquid Capital Network, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.**

Marcus Mollmann